NEWS RELEASE

Endeavour Arranges CA $22.5 Million Special Warrant Offering

March 28, 2006, - Vancouver, Canada – Endeavour Silver Corp. (EDR: TSX, EDRGF:PNK, and EJD: FSE) announces it has entered into an agreement with Salman Partners Inc., to act as lead agent for a syndicate of agents, including Canaccord Capital Corporation and Dundee Securities Corporation, in a best efforts private placement offering of up to 5.0 million special warrants at CA $4.50 per special warrant, for gross proceeds of up to CA$22.5 million to Endeavour.

The agents also have an over-subscription option to sell up to an additional 2.0 million special warrants, which if fully exercised would result in a total offering size of CA$31.5 million. Each special warrant entitles the holder to acquire one common share and one-half common share purchase warrant. Each whole share purchase warrant will be exercisable at a price of CA$5.25 for a period of 18 months from the closing date, expected to occur on or about April 21, 2006.

In the event Endeavour fails to obtain receipts for a final prospectus qualifying the common shares and common share purchase warrants issuable on the exercise of the special warrants on or before July 15, 2006, each special warrant will entitle the holder to acquire 1.1 common shares and 0.55 share purchase warrants. The agents will receive a cash commission of 6% of the gross proceeds and broker warrants exercisable for common shares equal to 6% of the total special warrants placed. The broker warrants are exercisable at CA$5.25 for a period of 18 months from the closing date.

Endeavour has agreed to seek a conditional listing for the share purchase warrants on the Toronto Stock Exchange as of the Closing Date. The proceeds of the Offering will be used for the acquisition, exploration, and development of additional silver mine projects in Mexico and for working capital.

The Offering is subject to receipt of all necessary approvals, including the approval of the Toronto Stock Exchange.

This news release should not be construed directly or indirectly as an offering or solicitation.

Endeavour Silver Corp. (EDR: TSX, EDRGF: PNK, and FSE: EJD) is a silver mining company focused on the growth of its silver resources and production in Mexico. The expansion program now underway at the high grade Santa Cruz silver mine in Durango, Mexico, should propel Endeavour into the ranks of the top five primary silver producers in the world.

On Behalf of the Board of Directors,
ENDEAVOUR SILVER CORP.

/s/ “Bradford J. Cooke”

Bradford J. Cooke
Chairman and CEO

For more information, please contact Hugh Clarke Toll free: 877-685-9775, tel: (604) 685-9775, fax: (604) 685-9744, email investorrelations@edrsilver.com or visit our website, www.edrsilver.com. The TSX has neither approved nor disapproved the contents of this news release.